May 22, 2013

BY OVERNIGHT MAIL AND BY EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

Re:                             E. I. du Pont de Nemours and Company

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 7, 2013

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Filed April 23, 2013

File No. 1-00815

Dear Mr. Cash:

Below please find the responses (the “Responses”) of E. I. du Pont de Nemours and Company (“DuPont” or the “company”) to the additional comments (the “Comments”) set forth in the letter dated May 10, 2013 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to DuPont. For the convenience of the Staff, DuPont has restated each of the Comments in italics and numbered each of the Responses to correspond to the numbers of the Comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

General

1.              We note your response to prior comments one, two, five, nine, and ten from our letter dated March 18, 2013. Please confirm that you intend to revise your future filings, including interim filings, as appropriate, to disclose the additional information you provided in your response and that you intend to comply with the spirit of these comments as they relate to future disclosures of your results of operations and cash flows.

Regarding the SEC’s General Comment, in future filings if material and applicable, the company will disclose the additional information provided in its responses to prior comments one, two, five, nine and ten dated April 8, 2013, and will consider the spirit of these comments as they relate to future disclosures of results of operations and cash flows.

Electronics & Communications, page 23

2.              We note your response to prior comment three from our letter dated March 18, 2013.  It appears that the information you provided in response to this comment would provide readers with a better understanding of why you believe there was a destocking in photovoltaics, as well as soft demand, such that these factors have resulted in sales declines of your PV materials, than the sentence you intend to include in future filings. Please expand your disclosures in future filings accordingly.

In future filings, if material and applicable to the analysis of the Electronics & Communications segment, the company will provide expanded disclosures so that readers can better understand destocking in photovoltaics, as well as soft demand.

Performance Materials 2012 versus 2011, page 26

3.              We note your response to prior comment six.  In future filings, please disclose your outlook as it relates to titanium dioxide sales volume.

In future filings, if material to the company’s results taken as a whole, DuPont will update its segment outlooks and address titanium dioxide sales volume as appropriate.

4.              We note your response to prior comment eight.  In future filings, please specifically disclose the underlying reasons for the portfolio change.

In future filings, if material to segment results, the company will disclose the underlying reasons for portfolio changes.

Financial Statements, page F-1

Consolidated Income Statements, page F-4

5.              We note your response to prior comment 11; however, given the significance of the amount of other operating charges to the totality of the line item, it appears to us that these amounts should be shown separately from cost of goods sold, as provided in Rule 5-03.2 and 5-03.3 of Regulation S-X.

DuPont believes that its prior disclosures were appropriate and in accordance with Rule 5-03.2 and 5-03.3 of Regulation S-X. We appreciate the staff’s insight and in future filings, the company will disclose other operating charges separately on the consolidated income statements.

Consolidated Statements of Cash Flows, page F-8

6.              We note your response to prior comment 12. Please confirm that in future filings you will separately disclose the pension expense component of “Other operating charges and credits — net” since, as you indicate, this component represented between 12 percent and 17 percent of “Cash provided by operating activities” over the three years ended December 31, 2012.

In future filings, the company will provide additional information as to what is included within “Other operating charges and credits — net”, and will discuss significant fluctuations within our cash flow analysis under “Liquidity and Capital Resources.”

As noted in its response to prior comment 12 dated April 8, 2013, the primary component of “Other operating charges and credits — net” is pension expense.

Note 23 —  Quarterly Financial Data, page F-50

7.              We note your response to prior comment 14; however, it does not appear to us that your presentation of operating profit complies with item 302(a)(1) of Regulation S-K. Please advise or revise your presentation in future filings accordingly.

While the company believes that prior disclosures of operating profit were a meaningful measure of performance, we appreciate the staff’s comment and in future filings, the company will disclose quarterly cost of goods sold which will enable a reader to compute gross profit.

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Item 1.  Consolidated Financial Statements, page 3

Note 1. Summary of Significant Accounting Policies —  Change in Accounting Policy, page 7

8.              Effective January 1, 2013, the company changed its method of valuing inventory held at a majority of its foreign and certain United States locations from last-in, first out (LIFO) method to the average cost method. Expand your disclosures in future filings to more clearly explain and quantify which types of inventory are valued using which cost method and the business reasons for the different methods.

In connection with the preparation of the Form 10-K, beginning with 2013, the company will expand its disclosures to more clearly explain and quantify which types of inventory are valued using which cost method and the business reasons for the different methods.

In connection with our response to the Staff’s Comments, DuPont acknowledges the following:

•                  DuPont is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  DuPont may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (302) 774-1000 should you require further information or have any questions.

Very truly yours,

/s/ Nicholas C. Fanandakis

Nicholas C. Fanandakis
Executive Vice President &
Chief Financial Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
Telephone: (302) 774-1000
Fax: (302) 774-7869